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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                   VYSIS, INC.
                       (Name of Subject Company (Issuer))

                            RAINBOW ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                               ABBOTT LABORATORIES
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   928961-10-1
                      (CUSIP Number of Class of Securities)

                                 JOSE M. DE LASA
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                               ABBOTT LABORATORIES
                              100 ABBOTT PARK ROAD
                        ABBOTT PARK, ILLINOIS 60064-6400
                                 (847) 937-6100
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                 With a copy to:
                          CHARLES W. MULANEY, JR., ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                              333 WEST WACKER DRIVE
                             CHICAGO, ILLINOIS 60606
                            TELEPHONE: (312) 407-0700
                            CALCULATION OF FILING FEE

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       Transaction Valuation*                            Amount of Filing Fee
          $375,598,258.50                                      $75,119.66
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 10,291,789 outstanding shares of common stock of Vysis, Inc. at a purchase price of $30.50 per share. The transaction value also includes the offer price of $30.50 per share, multiplied by 2,002,908, the estimated number of options outstanding under Vysis, Inc's employee stock option plans which are or will be, as a result of the transaction, exercisable for shares of common stock of Vysis, Inc. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $75,119.66       Filing party:   Abbott Laboratories and Rainbow Acquisition Corp.
     Form or Registration No.:     Schedule TO      Date Filed:     October 31, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/ third-party tender offer subject to Rule 14d-1.
     / / issuer tender offer subject to Rule 13e-4.
     / / going-private transaction subject to Rule 13e-3.
     / / amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 31, 2001, as amended (the "Schedule TO") by Rainbow Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Vysis, Inc., a Delaware corporation (the "Company"), at $30.50 per Share net to the seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

Sections (a)(2) and (a)(3) of Item 11 are hereby amended and supplemented to include the following:

     At 11:59 p.m., New York City time, on November 21, 2001, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of the Company expired.


Item 12.  Exhibits.

         (a)(1)(A)* Offer to Purchase dated October 31, 2001.

         (a)(1)(B)* Letter of Transmittal.

         (a)(1)(C)* Notice of Guaranteed Delivery.

         (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

         (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.

         (a)(1)(F)* Guidelines for Certification of Taxpayer Identification
                    Number (TIN) on Substitute Form W-9.

         (a)(5)(A)* Press Release issued by Abbott on October 24, 2001, incorporated herein by reference to the Schedule TO filed by Abbott on October 24, 2001.

         (a)(5)(B)* Summary Advertisement as published in The Wall Street
                    Journal on October 31, 2001.

         (a)(5)(C)* Press Release issued by Abbott on October 31, 2001.

         (a)(5)(D)  Press Release issued by Abbott on November 23, 2001.

         (b)        Not applicable.

         (d)(1)* Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott, the Purchaser, and Vysis.

         (d)(2)* Stockholder Agreement, dated as of October 24, 2001, by and among Abbott, the Purchaser, Amoco Technology Company and BP America Inc.

         (d)(3)* Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between Vysis and Abbott.

         (d)(4)* Confidentiality Agreement, dated August 21, 2001, between BP Corporation North America Inc. and Abbott.

         (g)        Not applicable.

         (h)        Not applicable.

---------------
* Previously filed.

                                       2
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               ABBOTT LABORATORIES


                               By:  /s/ Thomas C. Freyman
                                    ---------------------------------------
                                    Name: Thomas C. Freyman
                                    Title: Senior Vice President, Finance
                                           and Chief Financial Officer


                               RAINBOW ACQUISITION CORP.


                               By:  /s/ Thomas D. Brown
                                  ---------------------------------------
                                  Name: Thomas D. Brown
                                  Title:  President


Dated: November 23, 2001

                                       3
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                                  EXHIBIT INDEX


   Exhibit No.    Exhibit Name
   -----------    ------------

   (a)(1)(A)*     Offer to Purchase dated October 31, 2001.

   (a)(1)(B)*     Letter of Transmittal.

   (a)(1)(C)*     Notice of Guaranteed Delivery.

   (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

   (a)(5)(A)* Press Release issued by Abbott on October 24, 2001, incorporated herein by reference to the Schedule TO filed by Abbott on October 24, 2001.

   (a)(5)(B)* Summary Advertisement as published in The Wall Street Journal on October 31, 2001.

   (a)(5)(C)*     Press Release issued by Abbott on October 31, 2001.

   (a)(5)(D)      Press Release issued by Abbott on November 23, 2001.

   (b)            Not applicable.

   (d)(1)* Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott, the Purchaser and Vysis.

   (d)(2)* Stockholder Agreement, dated as of October 24, 2001, by and among Abbott, the Purchaser, Amoco Technology Company and BP America Inc.

   (d)(3)* Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between Vysis and Abbott.

   (d)(4)* Confidentiality Agreement, dated August 21, 2001, between BP Corporation North America Inc. and Abbott.

   (g)            Not applicable.

   (h)            Not applicable.

---------------
* Previously filed.

                                        4